Exhibit 99.1

LIBERTY MEDIA CORPORATION ANNOUNCES PLAN TO SPLIT OFF ATLANTA BRAVES AND CREATE NEW LIBERTY LIVE TRACKING STOCK GROUP

ENGLEWOOD, CO, November 17, 2022 — Liberty Media Corporation (“Liberty Media”) (Nasdaq: LSXMA, LSXMB, LSXMK, BATRA, BATRK, FWONA, FWONK) today announced that its board of directors has authorized management to pursue a split-off (the “Split-Off”) of the Atlanta Braves and its associated real estate development project and the creation of a new Liberty Live Group tracking stock.

“We plan to split off the Atlanta Braves into an asset-backed stock to better highlight its strong value.  Additionally, post Split-Off, we plan to recapitalize all of Liberty Media’s remaining common stock into three tracking stock groups,” said Greg Maffei, Liberty Media President and CEO.  “These actions will provide greater investor choice and enable targeted investment and capital-raising through more focused currencies, while maintaining an optimal capital structure for Liberty Media and preserving optionality with respect to our subsidiary SiriusXM and our Live Nation stake.”

The Split-Off would be accomplished through the redemption of Liberty Media’s existing Liberty Braves common stock in exchange for common stock of a newly formed company to be called Atlanta Braves Holdings, Inc. (“Atlanta Braves Holdings”). Atlanta Braves Holdings would hold all of the businesses, assets and liabilities currently attributed to the Braves Group, including Braves Holdings, LLC, which is the direct or indirect owner and operator of the Atlanta Braves Major League Baseball Club, certain assets and liabilities associated with the Atlanta Braves’ stadium and mixed use development project, The Battery Atlanta, and corporate cash. In connection with the Split-Off, Liberty Media would redeem each outstanding share of its Series A, Series B and Series C Liberty Braves common stock for one share of the corresponding series of common stock of Atlanta Braves Holdings. As a result of the Split-Off, Liberty Media and Atlanta Braves Holdings would be separate publicly traded companies. It is expected that the intergroup interests in the Braves Group held by Liberty Media’s existing Liberty SiriusXM Group and Formula One Group would be settled and extinguished in connection with the Split-Off in a manner to be determined.

Following the completion of the Split-Off, Liberty Media would create a new third tracking stock group, the Liberty Live Group, through the reclassification of all of Liberty Media’s remaining common stock, which includes the Liberty SiriusXM Group and the Formula One Group (the “Reclassification”). In connection with the Reclassification:

•	Outstanding shares of Liberty Media’s Series A, Series B and Series C Liberty SiriusXM common stock would be reclassified into shares of the corresponding series of both new Liberty SiriusXM tracking stock and Liberty Live tracking stock.

•	Outstanding shares of Liberty Media’s Series A, Series B and Series C Liberty Formula One common stock would be reclassified into shares of the corresponding series of both new Liberty Formula One tracking stock and Liberty Live tracking stock.

The reclassification ratios for the creation of the new tracking stocks will be determined and announced at a later date.

Liberty Media intends to attribute its businesses, assets and liabilities among the new tracking stock groups as outlined below:

•	New Liberty SiriusXM Group - its interest in Sirius XM Holdings Inc., corporate cash, Liberty Media’s 1.375% Cash Convertible Senior Notes due 2023 and related financial instruments, Liberty Media’s 2.125% SiriusXM Exchangeable Senior Debentures due 2048, Liberty Media’s 2.75% SiriusXM Exchangeable Senior Debentures due 2049 and margin loan obligations incurred by its wholly owned special purpose subsidiary, which are secured by shares of common stock of Sirius XM Holdings Inc., together with certain other assets and liabilities currently attributed to the Liberty SiriusXM Group.

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•	New Formula One Group - its interest in Formula 1, corporate cash, Liberty Media’s 1% FWONK Cash Convertible Notes due 2023 and Liberty Media’s 2.25% FWONK Convertible Senior Notes due 2027, together with certain other assets and liabilities currently attributed to the Formula One Group.

•	Liberty Live Group - all of the businesses, assets and liabilities of Liberty Media other than those specifically attributed to the new Liberty SiriusXM Group or the new Formula One Group, including its interest in Live Nation Entertainment, Inc., corporate cash, certain public and private assets currently attributed to the Formula One Group, Liberty Media’s 0.50% Live Nation Exchangeable Senior Debentures due 2050, margin loan obligations incurred by its wholly owned special purpose subsidiary, which are secured by shares of common stock of Live Nation Entertainment, Inc., together with other assets as may be determined from time to time by Liberty Media.

Upon the effectiveness of the Reclassification, no group will initially have an intergroup interest in another group.

Liberty Media expects its new Liberty SiriusXM common stock, new Liberty Formula One common stock and new Liberty Live common stock to trade on the Nasdaq Global Select Market or, if necessary, to be quoted on the OTC Markets. Additional information will be available at a later date. Liberty Media does not expect a change to the ticker symbols of its Liberty SiriusXM and Liberty Formula One common stock, and its new Series A, Series B and Series C Liberty Live common stock is expected to trade under the ticker symbols LLYVA, LLYVB and LLYVK, respectively.

The Split-Off and the Reclassification will be subject to various conditions. Both transactions will be conditioned on, among other things, certain requisite approvals of the holders of Liberty Media’s common stock and the receipt of opinions of tax counsel. In addition, the Split-Off will be conditioned on the requisite approval of Major League Baseball and the receipt of an IRS ruling. In addition, the Reclassification is dependent and conditioned on the approval and completion of the Split-Off, and will not be implemented unless the Split-Off is completed; however, the Split-Off is not dependent upon the approval of the Reclassification and may be implemented even if the Reclassification is not approved. Each of the Split-Off and the Reclassification is intended to be tax-free to stockholders of Liberty Media. Subject to the satisfaction of the conditions, Liberty Media expects to complete the Split-Off and the Reclassification in the first half of 2023.

Liberty Media’s President and CEO, Greg Maffei, will discuss this announcement at its previously scheduled annual Investor Meeting on Thursday, November 17, 2022 with presentations beginning at approximately 9:00am E.S.T.

The Investor Meeting will be held in New York, NY and is open to shareholders, research analysts and press. Registration and livestream information is available on the Liberty Media website and at http://timesevents.nytimes.com/LibertyMedia2022InvestorDay. Please note that all in-person attendees must be fully vaccinated against COVID-19 and show proof upon arrival. An archive of the webcast of the Investor Meeting and a presentation detailing the Reclassification and Split-Off will also be available on https://www.libertymedia.com/investors/news-events/ir-calendar after appropriate filings have been made with the SEC.

About Liberty Media Corporation

Liberty Media Corporation operates and owns interests in a broad range of media, communications and entertainment businesses. Those businesses are attributed to its three existing tracking stock groups: the Liberty SiriusXM Group, the Braves Group and the Formula One Group. The businesses and assets attributed to the existing Liberty SiriusXM Group (NASDAQ: LSXMA, LSXMB, LSXMK) include Liberty Media Corporation’s interests in Sirius XM Holdings Inc. and Live Nation Entertainment, Inc. The businesses and assets attributed to the existing Braves Group (NASDAQ: BATRA, BATRK) include Liberty Media Corporation’s subsidiary Braves Holdings, LLC. The businesses and assets attributed to the existing Formula One Group (NASDAQ: FWONA, FWONK) consist of all of Liberty Media Corporation’s businesses and assets other than those attributed to the Liberty SiriusXM Group and the Braves Group, including its subsidiary Formula 1 and other minority investments.

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Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to the proposed Split-Off and proposed Reclassification (including the allocation of assets and liabilities among Liberty Media’s tracking stock groups and the expected benefits of these transactions), proposed timing of the transactions, the listing or quotation of shares of Liberty Media’s tracking stocks and Atlanta Braves Holdings’ common stock following the proposed transactions and other matters that are not historical facts. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements generally can be identified by phrases such as “possible,” “potential,” “intends” or “expects” or other words or phrases of similar import or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed Split-Off and the proposed Reclassification and the ability of Liberty Media to realize the expected benefits of these transactions. These forward-looking statements speak only as of the date of this press release, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty Media, including its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, for additional information about Liberty Media and about the risks and uncertainties related to Liberty Media’s business which may affect the statements made in this press release.

Additional Information

Nothing in this press release shall constitute a solicitation to buy or an offer to sell shares of common stock of Liberty Media or Atlanta Braves Holdings. The proposed offer and issuance of shares of common stock of Atlanta Braves Holdings in the Split-Off and of common stock of Liberty Media in the Reclassification will be made only pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statements, including the joint proxy statement/prospectus to be contained therein, to be filed with the SEC regarding the Split-Off and the Reclassification, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the Split-Off and the Reclassification. Copies of these SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (877) 772-1518.

Participants in a Solicitation

Liberty Media and Atlanta Braves Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the Split-Off and the Reclassification. Information regarding the directors and executive officers of Liberty Media and Atlanta Braves Holdings and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials with respect to the Split-Off and the Reclassification to be filed with the SEC when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Liberty Media as indicated above.

Liberty Media Corporation
Courtnee Chun, 720-875-5420

Source: Liberty Media Corporation

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